Exhibit 99.2

BELLATRIX EXPLORATION LTD.
Annual and Special Meeting of Shareholders
May 20, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Bellatrix Exploration Ltd. (the “Corporation”) held on May 20, 2015 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation’s Management Information Circular dated April 10, 2015 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website at www.bellatrixexploration.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. Fixing the number of directors to be elected at the Meeting at twelve.	Approved(1)	99.01% (100,205,803)	0.99% (1,004,321)

2. The election of the following nominees as directors of the Corporation until the next annual meeting of the Shareholders or until their successors are elected or appointed:

(a) Raymond G. Smith	Approved(2)	99.11% (89,360,636)	0.89% (806,386)
(b) Doug N. Baker	Approved(2)	99.21% (89,452,037)	0.79% (714,985)
(c) Murray L. Cobbe	Approved(2)	98.89% (89,162,872)	1.11% (1,004,150)
(d) John H. Cuthbertson	Approved(2)	94.37% (85,089,061)	5.63% (5,077,961)
(e) W.C. (Mickey) Dunn	Approved(2)	98.84% (89,120,216)	1.16% (1,046,806)
(f) Melvin M. Hawkrigg	Approved(2)	98.98% (89,250,349)	1.02% (916,673)
(g) Robert A. Johnson	Approved(2)	99.00% (89,269,418)	1.00% (897,604)
(h) Daniel Lewis	Approved(2)	95.21% (85,852,339)	4.79% (4,314,684)
(i) Keith E. MacDonald	Approved(2)	99.16% (89,409,297)	0.84% (757,725)
(j) Steven J. Pully	Approved(2)	91.71% (82,689,593)	8.29% (7,477,430)
(k) Murray B. Todd	Approved(2)	99.17% (89,418,211)	0.83% (748,811)
(l) Keith Turnbull	Approved(2)	99.14% (89,390,636)	0.86% (776,386)

3. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting of the Shareholders and that the Corporation’s board of directors be authorized to fix their remuneration as such.	Approved(1)	99.37% (100,573,288)	0.63% (636,836)

4. An ordinary resolution approving and authorizing the issuance of all unallocated stock options issuable pursuant to the share option plan of the Corporation until May 20, 2018, as set out in the Information Circular.	Approved(1)	93.56% (84,233,367)	6.44% (5,801,528)

5. An ordinary resolution approving certain amendments to the by-laws of the Corporation to change the quorum requirements for meetings of the Shareholders and to remove the casting vote of the Chairman of the board of directors, as set out in the Information Circular.	Approved(1)	98.78% (88,933,055)	1.22% (1,101,841)

6. A special resolution approving certain amendments to the articles of the Corporation to create a new class of preferred shares, as set out in the Information Circular.	Approved(1)	94.84% (85,392,002)	5.16% (4,642,895)

7. A non-binding advisory vote approving the Corporation’s approach to executive compensation, as set out in the Information Circular.	Approved(1)	97.59% (87,865,503)	2.41% (2,169,392)

Notes:

(1)	Vote conducted by a show of hands. “Votes For” and “Votes Withheld/Against” reflect the results of the proxies received in respect of such matters.
(2)	Votes conducted by ballot. “Votes For” and “Votes Withheld/Against” reflect the results of the vote by ballot on such matters.